Exhibit 3.1

AMENDMENT TO THE AMENDED AND RESTATED BY-LAWS OF NATIONAL HOLDINGS CORPORATION

The Amended and Restated By-laws of National Holdings Corporation (the “By-laws”) are hereby amended as follows:

Article V, Section 1 of the By-laws is deleted in its entirety and replaced with the following:

“Section 1. Stock Certificates; Uncertificated Shares. The shares of stock of the Corporation shall be represented by certificates, provided that the Board may provide, by resolution, that some or all classes or series of its stock may be uncertificated shares. Each holder of stock represented by certificates, and upon request, every holder of uncertificated shares, shall be entitled to a certificate signed by, or in the name of the Corporation by, the Chief Executive Officer or the President, and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer, certifying the number of shares owned by him or her. Any or all of the signatures on the certificate may be by facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may nonetheless be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.”

Article V, Section 3 of the By-laws is deleted in its entirety and replaced with the following:

“Section 3. Lost Certificates. The Board of Directors may direct (i) a new certificate or certificates or (ii) uncertificated shares in place of any certificate or certificates previously issued by the Corporation, in each case, in place or any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed. When authorizing such issue of a new certificate or certificates or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to give the Corporation a bond in such sum as it may direct sufficient to indemnify it against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.”

Article V, Section 4 of the By-laws is deleted in its entirety and replaced with the following:

“Section 3. Transfers of Stock. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate or evidence of the issuance of uncertificated shares to the to the person entitled thereto, cancel the old certificate and record the transaction upon its records.”

The remainder of the By-laws remain in full force and effect.